

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2015

Ken Goldman
Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

> **Re:** **Yahoo! Inc.**
> **Form 8-K**
> **Filed April 21, 2015**
> **File No. 000-28018**

Dear Mr. Goldman:

We have reviewed the filing referenced above and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K filed April 21, 2015

Exhibit 99.1

First Quarter 2015 Financial Highlights

Search Revenue

1.   We note your disclosure that search revenue from the Mozilla traffic is being recognized on a gross basis as a result of the terms of the agreement. Please tell us the following with respect to the Mozilla arrangement:

- Quantify the amount of revenue and TAC attributable to the Mozilla arrangement for the quarter ended March 31, 2015;

- Describe the terms and conditions of the arrangement;
- Identify who is ultimately responsible for providing the search and advertising services and the underlying technology, discussing any differences between mobile and desktop;
- Describe the nature and level of risk borne by the company; and
- Describe your analysis of all of the factors in ASC 605-45-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding the comment. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief